Zanett, Inc.
                       635 Madison Avenue, 15th Floor
                             New York, NY 10022

August 31, 2010
VIA EDGAR
Jaime G. John, Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549

     Re:    Zanett, Inc.
            Current Report on Form 8-K
            Filed August 18, 2010
            File No. 001-32589

Ladies and Gentlemen:

       We respectfully submit this letter in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") set forth in the Staff's comment letter dated August 23, 2010 concerning our Current Report on Form 8-K filed August 18, 2010 (the "Form 8-K"). For the Staff's convenience, we have repeated below in bold type the comment to which we are responding and have set forth our response immediately below the applicable comment. References in this letter to "the Company," "we," "us," "our" or "ours" refer to Zanett, Inc. and our consolidated subsidiaries.

       We have today filed with the SEC an amended Current Report on Form 8-K (the "Form 8-K/A") that reflects the changes indicated in the response set forth below. In addition, we are providing by hand delivery two copies of the marked Form 8-K/A for review by the Staff.

Item 4.01 Changes in Registrant's Certifying Accountant
1. Please amend your Form 8-K to address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm included in


Jaime G. John
Securities and Exchange Commission
August 31, 2010
Page 2


   your Form 10-K for the fiscal year ended December 31, 2009. Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

   Response:

	 We have revised the disclosure in the Form 8-K/A to include disclosure of the explanatory paragraph included in the audit report of Amper, Politziner and Mattia, LLP, our former registered public accounting firm ("Amper"), for the Company's fiscal year ending December 31, 2009 disclosing uncertainty regarding our ability to continue as a going concern.

2. We refer to your disclosure in section (ii) in the fourth paragraph of your Form 8-K. Please clarify the disclosure in your amended Form 8-K to state whether there were any disagreements and/or reportable events during the two most recent fiscal years through August 16, 2010 as required by Items 304(a)(1)(iv) and (v) of Regulation S-K.

   Response:

	We have revised the disclosure in our Form 8-K/A to clarify that, during our two most recent fiscal years and through the filing date of the Form 8-K, there have been no "disagreements" between us and Amper or "reportable events", as defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively.

3. We were unable to verify that your newly-engaged accountant is registered with the Public Company Accounting Oversight Board
   ("PCAOB"). Please provide us with verification that EisnerAmper LLP is able to provide audit and review services under PCAOB rules.

   Response:

	Eisner LLP has been registered with PCAOB since September 29, 2003 and has, following its combination with Amper, continued to be registered with PCAOB under the name EisnerAmper LLP. EisnerAmper LLP is listed on the PCAOB website as "currently registered" and, for your convenience, we are providing by hand delivery a print-out from the PCAOB website showing EisnerAmper LLP's current registration status.

4. In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

   Response:

	We provided Amper with a copy of the amended disclosure on Form 8-K/A and Amper furnished us with a letter dated August 31, 2010 stating its agreement with such disclosure, which is filed as Exhibit
   16.1 to our Form 8-K/A.



Jaime G. John
Securities and Exchange Commission
August 31, 2010
Page 3


        In connection with the responses to the comments set forth above, we acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings and further acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. We also acknowledge that we may not assert Staff comments as a defense in any proceeding by the SEC or any person under the federal securities laws of the United States.

	Please direct any questions or comments regarding the responses set forth above to our outside legal counsel, Matthew McDonald at (215) 988-1192 or Catherine Macomber at (215) 988-2765, of Drinker Biddle & Reath LLP.


					 Sincerely yours,

                                         /s/ Dennis Harkins
                                         ___________________
                                         Dennis Harkins
                                         President, Chief Financial Officer,
                                         and Secretary


   cc:	Stephen Burdumy, Drinker Biddle & Reath LLP
	Matthew McDonald, Drinker Biddle & Reath LLP
	Catherine Macomber, Drinker Biddle & Reath LLP